SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29093; File No. 812-13728]

Investools Inc., <u>et al.</u>; Notice of Application and Temporary Order

December 16, 2009

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Temporary order and notice of application for a permanent order under section 9(c)

of the Investment Company Act of 1940 ("Act").

<u>Summary of Application</u>: Applicants have received a temporary order exempting them from

section 9(a) of the Act, with respect to an injunction entered against Investools Inc.

("Investools") on December 16, 2009 by the United States District Court for the District of

Columbia (the "Injunction"), until the Commission takes final action on an application for a

permanent order. Applicants also have applied for a permanent order.

<u>Applicants</u>: Investools, Amerivest Investment Management, LLC ("Amerivest"), and TDAM

USA Inc. ("TDAM USA") (collectively, other than Investools, the "Fund Servicing

Applicants," and together with Investools, the "Applicants").[1]

<u>Filing Date</u>: The application was filed on December 11, 2009, and amended on December 11,

2009 and December 16, 2009.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 11,

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[1]   Applicants request that any relief granted pursuant to the application also apply to any other
        company of which Investools is or hereafter may become an affiliated person within the
        meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

2010, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Investools, 13947 S. Minuteman Dr., Draper, UT 84020; Amerivest, 1005 North Ameritrade Place, Bellevue, NE 68005; and TDAM USA, 161 Bay Street, 35th Floor, TD Canada Trust Tower, Toronto, Ontario, Canada M5J 2T2.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

 1. Investools and Amerivest are indirect, wholly-owned subsidiaries of TD AMERITRADE Holding Corporation ("TD Ameritrade Holding"). The Toronto-Dominion Bank ("TD Bank") owns approximately 45% of the outstanding common stock of TD Ameritrade Holding. TDAM USA is a direct, wholly-owned subsidiary of TD Bank. Investools was acquired by TD Ameritrade Holding in June 2009 as part of TD Ameritrade Holding's acquisition of thinkorswim Group, Inc. Investools does not provide, and no existing company of which Investools is an affiliated person (other than the Fund Servicing

Applicants) currently provides, Fund Service Activities to any registered investment company.[2]

2.   The Fund Servicing Applicants are registered as investment advisers under the Investment Advisers Act of 1940 and provide investment advisory or sub-advisory services to Funds.

3.   On December 16, 2009, the United States District Court for the District of Columbia entered a judgment against Investools ("Judgment") in a matter brought by the Commission.[3] The Commission alleged in the complaint ("Complaint") that Defendants Michael J. Drew ("Drew") and Eben D. Miller ("Miller"), employees of Investools, committed fraud during sales presentations at workshops held by Investools. The Complaint also alleged that while Investools had compliance policies requiring speakers to have proof of the validity of success claims, it did not require Drew, Miller, or other speakers to provide it with substantiating documentation after learning they were claiming that their securities trading was tremendously profitable. The Complaint alleges that Investools is liable as a controlling person under section 20(a) of the Securities Exchange Act of 1934 ("Exchange Act") for violations by its speakers of section 10(b) of the Exchange Act and rule 10b-5 thereunder. Without admitting or denying the allegations in the Complaint, except as to jurisdiction, Investools consented to the entry of the Judgment that included, among other things, the entry of the Injunction.

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[2]   "Fund Service Activities" refers to serving or acting in the capacity of employee, officer, director, member of an advisory board, investment adviser, or depositor of any registered investment company, or principal underwriter for any registered open-end company, registered unit investment trust, or registered face-amount certificate company. Any registered investment company to which a Covered Person provides Fund Service Activities is a "Fund."

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of a security from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any "affiliated person" of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that Investools is an affiliated person of each of the Fund Servicing Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) of the Act if it is established that these provisions, as applied to the Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and Covered Persons from the disqualification provisions of section 9(a) of the Act.

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[3]   Securities and Exchange Commission v. Investools Inc., Michael J. Drew and Eben D. Miller, Final Judgment as to Defendant Investools Inc., 09 Civ. 02343 (D.D.C. December 16, 2009).

3. Applicants believe they meet the standards for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants providing Fund Service Activities to any registered investment company and that the alleged conduct occurred prior to TD Ameritrade Holding's acquisition of thinkorswim Group, Inc. when the Fund Servicing Applicants were not affiliated persons of Investools. Applicants also state that none of the current or former directors, officers, or employees of the Fund Servicing Applicants had any knowledge of, or participation in, the violative conduct alleged in the Complaint. Applicants further state that the personnel at Investools who were involved in the violations alleged in the Complaint have had no, and will not have any future, involvement in providing Fund Service Activities to Funds.

5. Applicants state that the inability of the Fund Servicing Applicants to continue to serve as investment adviser or sub-adviser to the Funds would result in potential hardship for the Funds and their shareholders. Applicants will distribute to the boards of directors of the Funds ("Boards"), as soon as reasonably practicable and to the extent not already completed, written materials regarding the Judgment, any impact on the Funds, and the application. These materials will include an offer to meet in person to discuss the materials with each Board, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any. Applicants state they will provide each Board with all

information concerning the Judgment and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6. Applicants also state that, if the Fund Servicing Applicants were barred from providing investment advisory services to the Funds, the effect on their businesses and employees would be severe. Applicants state that the Fund Servicing Applicants have committed substantial capital and other resources to establish an expertise in advising and sub-advising Funds. Applicants further state that prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their businesses, but would also adversely affect approximately 52 employees who are actively involved in those activities.

7. Applicants previously have received exemptions under section 9(c) as the result of conduct that triggered section 9(a) as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from December 16, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Florence E. Harmon
Deputy Secretary